

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Christophe Vattier
Managing Member
MANSE USA LLC
100 Bogart Street
Brooklyn, New York 11206

> **Re: MANSE USA LLC**
> **Amendment No. 4 to Draft Offering Statement on Form 1-A**
> **Submitted April 8, 2024**
> **CIK No. 0001982659**

Dear Christophe Vattier:

We have reviewed your amended draft offering statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2024 letter.

Amendment No. 4 to Draft Offering Statement on Form 1-A

Cover Page

1.   We note your disclosure that the "Company will decide whether to issue Roys at a higher price in its discretion, based on a number of factors including sustained increased yield payments for the Roy associated with the particular Talent." While you may disclose that the offering price may change in the future such that the price of a particular Roy may increase or decrease, it is not appropriate to contemplate the amount of such change in price at this time, unless you are attempting to place a permanent floor on your offering price. We remind you that frequent changes to fixed price offering amounts would be suggestive of an at the market offering, which is not appropriate pursuant to Rule 251(d)(3)(ii) of Regulation A. Revise the offering circular throughout to remove these references.

Summary, page 1

2. We note your response to prior comment 1. Please define or describe what you mean by "transactions" and relatedly, revise to clarify whether your references to "transactions" have the same meaning as Fans' purchasing Roys from you. In this regard, we note that while the risk factor heading on page 4 states that "[t]he Royaltiz.com platform is the only place in which Roys may be transacted," the body of the risk factor represents that "[t]he website will provide the only place for Fans to purchase Roys." Clarify to state that the website is the only place for Fans to purchase Roys from you. Lastly, the disclosure on page F-8 still appears to indicate that Roys may be traded on your website-based platform. Please revise to remove the representation that Roys may be traded or advise accordingly.

Characteristics of a Roy, page 10

3. We note your response to prior comment 3 and reissue it in part. Please revise here and elsewhere as appropriate to utilize consistent terminology as we presume your references to "maximum supply" have the same meaning as "total authorized supply." Additionally, please further explain how you will determine the maximum number of Roys authorized for issuance for each Talent. In this regard, although we note your revised disclosure that the "Company will typically offer between 250,000 and 2,000,000 Roys for a given Talent based on the anticipated demand for those Roys," it is unclear how you determined the end points of this range and how you will determine the anticipated demand for Roys for each Talent. Finally, explain what you mean when you state that the "maximum supply of Roys is broken down between different categories, such as marketing and those issued to Talents at the prevailing price."

4. You provide assurances to investors of Roys about the amount of the yield, which is set currently at $0.40 per year when a Roy is first introduced and then updated monthly. If there is a risk that there may be periods of time in which no yield will be available to investors, revise to acknowledge as much throughout your Offering Circular or remove your assurances as to the $0.40 per year. Alternatively, explain the basis for your statements that at least a $0.40 per year will be the yield for each outstanding Roy, each year, especially given that it appears possible for the algorithm to arrive at a yield amount that could be independent, and in excess of, cash available for yield payments.

5. Revise your disclosure to acknowledge that the "non-accredited" investor limitations apply to the all of the Talents reflected in this offering circular in the aggregate, not to each Talent offered. Refer to Rule 251(d)(2)(i)(C).

The Talents
Nick Kyrgios, page 10

6.   We note your response to prior comments 2 and 5. Please revise to specifically include additional information regarding Nick Kyrgios that will be taken into consideration by the Sparkmind algorithm. For example, the disclosure on page 11 indicates that the algorithm draws from several factors including trends in the number of social media followers, interaction rates on social media posts, the number of sponsored posts, the talent's age and geographical provenance of the talent's social media followers. Elaborate upon the "other factors" you reference here to identify all factors. Disclose that the information is gathered as of a certain date or period of measurement. Consider providing a hypothetical example of how a yield is calculated. Finally, explain what you mean when you state that "[t]he algorithm may also take into account information that is synthesized by a third party, and the data that the Company uses may only be available in that form to parties who agree to pay a subscription price" to explain what information is synthesized by a third party and to whom you are referring when you say that "parties" may have access to it for a fee.

The Algorithm, page 11

7.   We note your response to prior comment 4 and reissue it in part. Please advise and revise to clarify what you mean when you discuss customizing the algorithm. In this regard, it is unclear whether the algorithm is customized to create new versions of the algorithm similar to Smartmind and SoccerMind, or alternatively, whether the Smartmind and SoccerMind algorithms will be further customized by the Company "in its judgment and discretion." Relatedly, to the extent applicable, please provide further detail on how (i) key factors will be adjusted over time to ensure the algorithm is "taking into account new categories of information that are relevant to Talent's commercial success in the Company's judgement, (ii) you determine what these particular categories will be and (iii) such categories are different from the "key factors" the algorithm takes into account in measuring the success of a Talent."

8.   We note your disclosure that "because the algorithm operates automatically in order to provide continuous updates, the Company and its affiliates are unable to verify the accuracy of information." Please include a risk factor which clearly highlights that 1) you are unable to monitor the accuracy of the information that is input into the algorithm to calculate yields and 2) although the algorithm operates automatically to provide continuous updates, the estimated yield is only updated monthly.

The Royaltiz.com Website, page 12

9.   Please increase the font size or resolution of the term sheet so as to make such information more readable for investors.

10.   Confirm that you will customize the web-site for use for U.S. investors and for your, as opposed to Manse France, Roys. For example, your web-site currently offers liquidity and return of investment to holders of Manse France Roys, however, such features are not available to holders of your Roys.

The Company and Managment, page 13

11.   We note your response to prior comment 7. Please further revise to include a description of the material terms of your data license agreement and file the license agreement, or form thereof, as an exhibit to the offering statement. Additionally, please confirm that you will disclose the material terms of any data license agreements entered into with respect to each Talent and file such agreements as exhibits prior to seeking qualification. Alternatively, tell us why you are not required to do so.

Management's Discussion and Analysis of Financial Condition, page 14

12.   Revise to explain the source of the revenues you report for the period ended December 31, 2023 and explain whether this revenue is likely to recur. Refer to Item 9 of Form 1-A.

General

13.   We find your response to prior comment 10 to not be fully responsive and thus reissue the comment. Specifically, please supplementally provide the Company's balance sheet as of the most recent fiscal quarter end, on both a consolidated and unconsolidated basis, and please ensure that the two balance sheets you provide are labeled as consolidated or unconsolidated, as applicable.

14.   We find your response to prior comment 11 to not be fully responsive and thus reissue the comment. Specifically, please supplementally provide the Company's income statements as of the most recent fiscal quarter end, on both a consolidated and unconsolidated basis, and please ensure that the two income statements you provide are labeled as consolidated or unconsolidated, as applicable.

15.   We note that the Company listed "cash and cash equivalents" on both its balance sheets and statement of cash flows and that the Company considers all short-term highly-liquid investments purchased with a maturity of three months or less to be cash-equivalents. Please identify with specificity the cash-equivalent investments the Company holds, including the exact types and amounts thereof as of the most recent fiscal quarter end. Further, please provide the Company's legal analysis as to whether the Company believes that such assets should be considered "investment securities" for purposes of Section 3(a) of the Investment Company Act of 1940, as amended.

Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Simon Wood, Esq.